

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

<u>Via E-mail</u>
Mr. Kye Abraham
President
LKA International, Inc.
3724 47th Street Ct. N.W.
Gig Harbor, Washington 98335

> **Re:** **LKA International, Inc.**
> **Schedule 14C**
> **Filed December 13, 2012**
> **File No. 000-17106**

Dear Mr. Abraham:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you have not filed proxy statements or information statements relating to annual meetings of shareholders. With a view towards disclosure, please advise us whether you are relying on a provision in state law, your certificate of incorporation or your bylaws for not holding annual meetings of shareholders and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please revise to state so and include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director